UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Savings Plan For Collective Bargaining Employees

Table of Contents

Report of Independent Registered Public Accounting Firm—Battelle & Battelle LLP

Report of Independent Registered Public Accounting Firm—KPMG LLP

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes of Financial Statements

Schedule H, Line 4i — Schedule of Assets Held at End of Year

Signature

Exhibit 23.1	Consent of Independent Auditors

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report, dated October 6, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BATTELLE & BATTELLE LLP

June 17, 2005

Dayton, Ohio

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees:

We have audited the accompanying statement of net assets available for benefits of the Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dayton Power and Light Company Savings Plan for Collective Bargaining Employees as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP

Kansas City, MO
October 6, 2004

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Net Assets Available for Benefits

	At December 31,
	2004		2003
	# Shares	Amount	# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
DPL Inc. Common Stock Fund *	585,361	$14,698,421	636,751	$13,295,367
Mutual Funds:
Equity Index 500 Fund *	331,588	10,796,495	337,635	10,112,154
Equity Income Fund *	405,748	10,788,846	387,602	9,364,472
Prime Reserve Fund *	7,377,095	7,377,095	5,605,582	5,605,582
New Horizons Fund *	223,555	6,536,752	225,190	5,584,703
Blue Chip Growth Fund *	136,571	4,222,778	144,529	4,111,848
Spectrum Income Fund	145,119	1,754,494	90,312	1,062,976
International Stock Fund	38,172	493,559	29,810	342,515
Total Mutual Funds		41,970,019		36,184,250

Total Investments		56,668,440		49,479,617

Receivables (Note 4):
Participant Contributions		872,587		184,866

LIABILITIES

Excess contributions		—		(50,117)

Net Assets Available for Benefits		$57,541,027		$49,614,366

* Investments that exceed 5% of Net Assets Available for Benefits.

See accompanying notes to financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Investment Income (Notes 2(d) and 3):
Net Appreciation in Fair Value of Investments:
DPL Inc. Common Stock Fund	$2,352,578	$3,543,873
Mutual Funds:
Equity Index 500 Fund	873,941	2,077,773
Equity Income Fund	969,029	1,673,369
Prime Reserve Fund	—	—
New Horizons Fund	997,042	1,771,058
Blue Chip Growth Fund	342,638	903,025
Spectrum Income Fund	37,525	84,260
International Stock Fund	51,143	74,889
Total Net Appreciation	5,623,896	10,128,247

Litigation settlement proceeds (Note 10)	947,379	—

Dividends	1,330,333	1,039,837

Net Investment Income	7,901,608	11,168,084

Transfer from other Company sponsored plan	299,556	—

Employee Contributions (Note 4)	2,789,878	2,739,245

	10,991,042	13,907,329

Deductions in Net Assets Attributable to:
Benefits Paid to Participants	(3,064,381)	(2,219,967)

Net Increase	7,926,661	11,687,362

Net Assets Available for Benefits:

Beginning of year	49,614,366	37,927,004

End of year	$57,541,027	$49,614,366

See accompanying notes to financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2004 and 2003

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the Plan), effective December 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible union employees of the Company with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A union employee becomes eligible for the Plan on the first day of the first month following thirty days of employment.  Participants should refer to the employee handbook or Plan documents for a more complete description of the Plan’s provisions.

(b) Employee Contributions

An eligible employee may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the employee at least one percent or any higher whole percentage of compensation (less incentive compensation), or a fixed dollar amount per pay period.  In addition, the participant may contribute up to 100 percent (in whole percentages), or a fixed dollar amount, of any incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  The participant may also contribute up to 100 percent (in whole percentages), or a fixed dollar amount, from an annual lump-sum payment constituting part of the compensation for collective bargaining employees. Effective for contributions after December 31, 2001, all participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Participants may also elect to direct a portion of a Company-sponsored welfare benefit plan, another component of compensation, into the Plan.  Contributions to the Plan from the welfare benefit plan were $47,558 and $9,690 for the years ended December 31, 2004 and 2003, respectively, and are reported as Employee Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match 100 percent of employee contributions, up to $1,000 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

All employee contributions to the Plan are 100 percent vested. Employer matching contributions are held in the ESOP and are cliff-vested 100 percent generally after three years’ service (five years if hired prior to January 1, 2002).  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death and disability.  Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur:  65th birthday if already left the Company, 10th anniversary of participation if already left the Company or termination after age 65.  Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan documents.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices.  Investments in mutual funds are reported at fair value based on the fair value of the underlying net assets of the mutual funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair market values of the investments at the beginning of the year or the purchase date, and the fair market values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2004 and 2003, such purchases were $6,701,538 and $3,741,373, respectively, and such sales totaled $4,187,086 and $2,341,982, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock (the DPL Inc. Common Stock Fund).  During the years ended December 31, 2004 and 2003, purchases of DPL Inc. common stock were $901,010 and $1,427,677, respectively, and sales of DPL Inc. common stock totaled $1,850,534 and $1,318,392, respectively.  The ending balance in the DPL Inc. Common Stock Fund represents approximately 25.9% and 26.9% of the Plan’s total investments as of December 31, 2004 and 2003, respectively.

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible, but no later than 15 days after the related payroll deductions.  At year end, contributions withheld by the Company but not yet paid into the Plan are recorded as receivables because the contributions are not credited to the individual investment funds until after year end.

Beginning in 2004, the Plan allows for participants who have completed ten years of participation in ESOP and attained age 55 to transfer into the Plan a percentage of their DPL Inc. ESOP shares.  Such transfers during 2004 totaled $299,556.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price.  The Company has elected to pay the fees incurred in the administration of the Plan and include the trustee’s compensation, expenses, and any broker’s fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the plan were $0 at December 31, 2004 and 2003.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (“IRC”).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.

Note 8 – Plan Revision and Amendments:

Effective January 1, 2002, the Plan was revised to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and to convert the portion of the Plan invested in the DPL Inc. Common Stock Fund into an employee stock ownership plan. The Plan revisions also allow employees a choice between dividend reinvestment and dividend payment on their employee stock ownership plan account.

Note 9 – Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 10 – Litigation Settlement Proceeds

During 2004, the Plan received $947,379 in proceeds from the settlement of a class action lawsuit filed against the Plan sponsor.  As of December 31, 2004, these proceeds were included in the Prime Reserve Fund.  In 2005 the Plan will allocate these proceeds to the individual participant accounts for those participants who held DPL Inc. shares in their account during the period covered by the settlement agreement.

The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees
EIN # 31-0258470
Plan # 005
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)
*	DPL Inc.	DPL Inc. Common Stock Fund (585,361 shares)	$14,698,421
*	T. Rowe Price Associates Inc.	Equity Index 500 Fund (331,588 shares)	10,796,495
*	T. Rowe Price Associates Inc.	Equity Income Fund (405,748 shares)	10,788,846
*	T. Rowe Price Associates Inc.	Prime Reserve Fund (7,377,095 shares)	7,377,095
*	T. Rowe Price Associates Inc.	New Horizons Fund (223,555 shares)	6,536,752
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund (136,571 shares)	4,222,778
*	T. Rowe Price Associates Inc.	Spectrum Income Fund (145,119 shares)	1,754,494
*	T. Rowe Price Associates Inc.	International Stock Fund (38,172 shares)	493,559
			$56,668,440

Note:  Column (d) has been omitted, as it is not applicable.

This schedule includes those assets required to be reported under the Employee Retirement Income Security Act of 1974 Section 2520.103-11 and Form 5500 Schedule H Item 4(i).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees
(Name of Plan)

Date	June 29, 2005	/s/ John J. Gillen
John J. Gillen
Senior Vice President and Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company